Evolving Gold Corporation
Suite 1200, 1188 West Georgia Street
Vancouver, BC V6E 4A2
Phone (604) 685 6375
info@evolvinggold.com

News Release

Evolving Gold Announces Stock Option Grant

Vancouver, British Columbia, April 13, 2006: Evolving Gold Corporation (CNQ:GOLD) wishes to correct its news release dated April 4, 2006 with respect to a proposed grant of incentive stock options. The actual number granted was 430,000 options, rather than the 580,000 that was previously announced in error. The other terms for the options provided in the April 4th news release are correct. The grant remains subject to the approval of the CNQ.

On behalf of Evolving Gold Corporation.

Warren McIntyre
Warren McIntyre, Director